UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary shares, nominal value euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Consuelo Barbé Capdevila

Telefónica, S.A.

Ronda de la Comunicación s/n

28050 Madrid, Spain

Telephone: (+34) 91 4823733

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 87927W10

1.	NAME OF REPORTING PERSON TELEFÓNICA, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION THE KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER [None]
	8.	SHARED VOTING POWER 3,003,586,907*
	9.	SOLE DISPOSITIVE POWER [None]
	10.	SHARED DISPOSITIVE POWER 3,003,586,907*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%*
14.	TYPE OF REPORTING PERSON CO

*	3,003,586,907 is the total number of Telecom Italia S.p.A. shares owned by Telco S.p.A., representing approximately 22.4% of Telecom Italia S.p.A.’s share capital. However, although the interest held by Telefónica, S.A. in the voting share capital of Telco, S.p.A remains unchanged (i.e. 46.18% as Telefónica currently holds) its interest in the total share capital of Telco S.p.A. has increased up to 66% by the subscription of a capital increase in Telco, S.p.A. through the contribution of 323,772,468 euros, receiving in return non-voting shares of Telco S.p.A. Following completion of the second capital increase in Telco S.p.A., the interest of Telefónica in the voting share capital of Telco, S.p.A will remain unchanged, although its interest in the total share capital will be increase to 70%. Starting from January 1, 2014, Telefónica may convert all or a portion of its non-voting shares in Telco, S.p.A., reaching a maximum of 64.9% of the voting share capital of Telco S.p.A.

This Amendment No. 7 (this “Amendment”) amends the statement on Schedule 13D, dated October 31, 2007, as subsequently amended (the “Schedule 13D”), filed by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A. (the “Telecom Italia Shares”), a company incorporated under the laws of the Italian Republic (“Telecom Italia”). Except as expressly provided, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.

Introduction

As previously described in Amendment No. 2 and No. 3 to Schedule 13D (filed on November 23, 2009 and December 29, 2009 by Telefónica, respectively), the terms of SI’s exit were approved on November 26, 2009, and the SI Exit Transaction was concluded on December 22, 2009. In addition, as previously described in Amendment No. 4 to Schedule 13D (filed on January 26, 2010, by Telefónica), on January 11, 2010 Telco, S.p.A. refinanced its existing financial indebtedness maturing through the New Refinancing Facility with the Senior Lenders.

As previously described in Amendment No. 5 to Schedule 13D (filed on March 12, 2012 by Telefónica) on February 29, 2012, the Existing Shareholders agreed to renew the Shareholders’ Agreement for 3 years, that is, until February 28, 2015, and undertook to take actions to ensure the refinancing of Telco S.p.A.’s financial indebtedness through appropriate financial instruments, contractual agreements and/or corporate transactions in proportion to their respective shareholdings of Telco, S.p.A. A copy of the Telco, S.p.A. press release related to these events, dated February 29, 2012, was previously filed as Exhibit 26. On May 31, 2012 the transactions regarding the refinancing of the financial indebtedness of Telco, S.p.A. maturing in 2012 (the “2012 Refinancing”) were completed.

As previously described in Amendment No. 6 to Schedule 13 D (filed on June 15, 2012) as part of the 2012 Refinancing, Telco, S.p.A (a) executed a capital increase of euro 600 million, entirely subscribed to by all of the Existing Shareholders on a pro rata basis (the “Capital Increase”), (b) issued a euro 1,750 million bond, entirely subscribed to by all of the Existing Shareholders on a pro rata basis, and (c) entered into a euro 1,050 million loan agreement (the “2012 Refinancing Facility”) with Société Générale, UniCredit Corporate Banking S.p.A., HSBC Bank plc, Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “2012 Lenders”). The 2012 Refinancing Facility matures on November 27, 2013 and is guaranteed by a pledge (the “2012 Pledge”) in favor of the 2012 Lenders over 1,730,000,000 Telecom Italia Shares held by Telco, S.p.A. (as such number of Telecom Italia Shares may vary from time to time also in accordance with the 2012 Refinancing Facility (the “2012 Pledged Shares”).

In connection with the Capital Increase, the Existing Shareholders amended article 5 of Telco, S.p.A.’s by-laws, previously filed as Exhibit 13 to the Schedule 13D. An un-official translation of the amendments to article 5 of Telco, S.p.A’s by-laws was previously filed as Exhibit 27.

The funds received by Telco, S.p.A. under the 2012 Refinancing were used to repay the January 2010 New Refinancing Facility and the euro 1,300 million bonds previously issued by Telco, S.p.A. and subscribed to by the Existing Shareholders, and to repay the remaining banking debt of euro 860 million maturing between June and October 2012.

Pursuant to the terms of the 2012 Refinancing Facility, on May 31, 2012, the Existing Shareholders and the 2012 Lenders, entered into a new separate option agreement (the “2012 Pledged Shares Option Agreement”) pursuant to which the parties (i) terminated the Pledged Shares Option Agreement, entered into in January 2010; and (ii) established the terms and conditions that would govern the Existing Shareholders’ option to acquire the 2012 Pledged Shares from the 2012 Lenders (the “2012 Call Option”) in the event that the 2012 Lenders enforce the 2012 Pledge. Copies of the 2012 Pledged Shares Option Agreement and the Telco, S.p.A. press releases announcing the events described above, dated May 3, 2012 and May 31, 2012, were previously filed as Exhibit 28, Exhibit 29 and Exhibit 30, respectively.

On September 24, 2013 Telefónica and the remaining shareholders of Telco, S.p.A. reached an agreement the “Agreement” pursuant to which:

(i)	Telefónica subscribed and paid for a capital increase in Telco, S.p.A. through the contribution of euro 323,772,468 in cash and received in return non-voting shares of Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital of Telco, S.p.A. is increased to 66%;

(ii)	Telefónica will subscribe and pay for a second capital increase in Telco, S.p.A. through the contribution of euro 117,227,532 in cash and will receive in return non-voting shares of Telco, S.p.A. As a result of this second capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. will continue to remain unchanged, although its interest in the total share capital will be increased to 70%;

(iii)	Beginning on January 1, 2014, Telefónica may convert all or a portion of the non-voting shares in Telco, S.p.A. held by Telefónica into voting shares, up to a maximum of 64.9 % of the voting share capital of Telco, S.p.A;

(iv)	The Italian shareholders of Telco, S.p.A. have granted to Telefónica a call option to acquire all of their shares in Telco, S.p.A., the exercise of which is subject to receiving any required antitrust and telecommunications approvals (including, if necessary in Brazil and Argentina); and

(v)	Telefónica has assumed a standstill obligation under which Telefónica has commited not to buy shares in Telecom Italia S.p.A. except if a third party acquires a relevant stake (10% or higher) in Telecom Italia.

Copies of the Agreement and the Telefónica press release announcing the events described are filed hereto as Exhibits 31 and 32, respectively.

As a result of the Agreement, Telco, S.p.A.’s by-laws were also amended to provide for, inter alia, the capital increase and the issuance of the non-voting shares acquired by Telefónica. A copy of an un-official translation of the by-laws is filed hereto as Exhibit 33.

On September 24, 2013, Telefónica and the remaining shareholders of Telco, S.p.A. reached a sale and purchase agreement pursuant to which Telefónica has acquired from the remaining Telco, S.p.A. shareholders 23.8% of the non-convertible notes issued by Telco, S.p.A. in exchange for 39,021,411 of Telefónica’s treasury shares, which represent 0.9 % of its share capital.

Items 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 5. Interest in Securities of the Issuer

Telco, S.p.A. owns 3,003,586,907 ordinary shares for Telecom Italia, S.p.A., which represents approximately 22.4% of Telecom Italia, S.p.A.’s share capital. Pursuant to the Agreement dated September 24, 2013, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital of Telco, S.p.A. has increased to 66% as a result of the Reserved Capital Increase (euro 323,772,468 in cash) and will increase to 70% as a result of the Second Reserved Capital Increase (euro 117,227,532 in cash). The current governance at Telco, S.p.A.’s remains unaffected, including the Telefónica’s obligation to abstain from participating in or influencing any decisions which could affect the markets in which both Telefónica and Telecom Italia S.p.A. are present. Beginning on January 1, 2014, Telefónica will have the right (but not the obligation) to convert all or part of the non-voting shares in Telco, S.p.A. held by Telefónica into voting shares, up to a maximum of 64.9% of the voting share capital of Telco, S.p.A.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

THE AGREEMENT

Pursuant to the Agreement, the Shareholders’ Agreement was amended to reflect the agreements reached among Telefónica and the remaining Telco, S.p.A.’s shareholders which may be briefly described as follows:

On September 24, 2013, a capital increase was approved at Telco, S.p.A. shareholders meeting approved which was entirely subscribed for by Telefónica in cash, for an overall amount of euro 323,772,468 through the issuance of 1,557,781,083 non-voting shares (the “Reserved Capital Increase”) to support and safeguard Telefónica’s investment in Telco, S.p.A. without affecting the current governance at Telco, S.p.A. including Telefónica’s obligation to abstain from participating in or influencing any decisions which could affect the markets in which both Telefónica and Telecom Italia S.p.A. are present. Telco, S.p.A. will use the proceeds received from the Reserved Capital increase to reduce its bank debt due in November 2013.

Additionally, subject to Telefónica having received all necessary antitrust and telecommunications approvals (including, if necessary, in Brazil and Argentina), a further capital increase will be approved for an overall amount of euro 117,227,532 reserved to Telefónica through the issuance of an additional 564,022,113 non-voting shares (the “Second Reserved Capital Increase”), which will be subscribed for by Telefónica in cash. After this Second Reserved Capital Increase Telefónica’s overall stake in the total share capital of Telco, S.p.A. (including voting and non-voting shares) will equal 70% while the stake in the voting share capital of Telco, S.p.A. will remain equal to 46.18%, until any conversion of the non-voting shares. Telco, S.p.A. has used the proceeds received from the Second Reserved Capital Increase to partially repay its notes, on a pro-quota basis.

Beginning on January 1, 2014, subject to receiving all necessary antitrust and telecommunications approvals (including, if necessary, in Brazil and Argentina), Telefónica will have the right (but not the obligation) to convert all or part of the non-voting shares in Telco, S.p.A. held by Telefónica into voting shares, up to a maximum of 64.9 % of the voting share capital of Telco, S.p.A., in one or more conversions and with a conversion ratio of one voting share for each non-voting share held by Telefónica.

If as a consequence of the conversion, the interest of Telefónica in Telco, S.p.A. excess 50% of the voting rights, the governance of Telco, S.p.A. and Telecom Italia will be amended. In particular, Telco, S.p.A.’s by-laws will be amended to provide that: (i) Generali, Intesa Sanpaolo and Mediobanca will be entitled to appoint five directors, including the Chairman, of which two designated by Generali, one each by Intesa Sanpaolo and Mediobanca and the Chaiman designated unanimously , and (ii) Telefónica will be entitled to appoint five directors, including the Vice-Chairman.

The Italian shareholders of Telco, S.p.A. have granted to Telefónica a call option (“TE’s Call Option”) to acquire all of their shares in Telco, S.p.A., the exercise of which is subject to receiving any required antitrust and telecommunications approvals (including, if necessary, in Brazil and Argentina). The TE’s Call Option may be exercised by Telefónica beginning on January 1, 2014, while the Shareholders Agreement remains in effect, except (i) between June 1, 2014 and June 30, 2014; (ii) between January 16, 2015 and February 15, 2015, and (iii) during certain periods, in the event that the Italian shareholders of Telco, S.p.A. request the demerger of Telco, S.p.A. The purchase price of the shares, payable in cash, will be based on the adjusted net equity of Telco, S.p.A. at the end of the month prior to the closing. For this purpose, the value of the shares in Telecom Italia S.p.A. held by Telco, S.p.A. will be valued at the higher of: (i) euro 1.10 per share of Telecom Italia, S.p.A., and (ii) the average closing trading price of the 30 days prior to the call option exercise notice.

Finally, Telefónica has assumed a standstill obligation under which Telefónica has committed not to buy shares in Telecom Italia S.p.A. except if a third party acquires a relevant stake (10% or higher) in Telecom Italia.

The foregoing summary of certain material provisions of the Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 31 hereto.

Item 7. Materials to be Filed as Exhibits.

Exhibit 31:	The Agreement, dated September 24, 2013 between Telefónica, S.A. Alleanza Toro, S.p.A., Generali Italia, S.p.A., Generali Lebensversicherung A.G., Generali Vie, S.A., Assicurazioni Generali, S.p.A.(on its own behalf and in the name and on bechalf of its subsidiaries Alleanza Toro, S.p.A., Generali Italia, S.p.A., Generali Lebensversicherung A.G., and Generali Vie, S.A.), Intesa Sanpaolo, S.p.A. and Mediobanca S.p.A.

Exhibit 32:	Telefónica, S.A. press release, dated September 24, 2013.

Exhibit 33:	By-laws of Telco, S.p.A., as amended by the Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2013

TELEFÓNICA, S.A.

By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary to the Board of Directors

Exhibit Index

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecom Italiamunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10	By-laws of Telco S.p.A. prior to November 19, 2007 (See exhibit 99.13) (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.*

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.13	Amended and Restated By-laws of Telco (unofficial English translation).*

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.*

99.15	Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung A.G.), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.16	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A.*

99.17	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.18	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation).*

99.19	Telco S.p.A. press release, dated December 22, 2009.*

99.20	Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.21	Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca — Banca di Credito Finanziario S.p.A., Unicredit Corporate Banking S.p.A., Société Générale, as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca — Banca di Credito Finanziario S.p.A. as shareholders.*

99.22	Telco S.p.A. press release, dated January 11, 2010. *

99.23	Amendment Deed, dated December 10, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.24	Second Renewal Agreement, dated February 29, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.25	Amendment Deed to Call Option Agreement, dated February 29, 2012, between Telefónica and Telco*

99.26	Telco S.p.A. press release, dated February 12, 2012*

99.27	Amendments to By-Laws of Telco (unofficial English translation) *

99.28	Option Agreement, dated May31, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. (in its capacity as shareholder) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale, Milan Branch, HSBC Bank plc, ), Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as lender). *

99.29	Telco S.p.A. press release, dated May 3, 2012*

99.30	Telco S.p.A. press release, dated May 31, 2012*

99.31	The Agreement, dated September 24, 2013 between Telefónica, S.A. Alleanza Toro, S.p.A., Generali Italia, S.p.A., Generali Lebensversicherung A.G., Generali Vie, S.A., Assicurazioni Generali, S.p.A.(on its own behalf and in the name and on behalf of its subsidiaries Alleanza Toro, S.p.A., Generali Italia, S.p.A., Generali Lebensversicherung A.G., and Generali Vie, S.A.), Intesa Sanpaolo, S.p.A. and Mediobanca S.p.A.

99.32	Telefónica, S.A. press release, dated September 24, 2013.

99.33	By-laws of Telco, S.p.A., as amended by the Agreement.

*	Previously filed.